(d)(4)(i)

July 20, 2012

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

ING Investments, LLC (“ING Investments”) and ING Investment Management Co. LLC (“ING IM”) are parties to a Sub-Advisory Agreement dated July 20, 2012 (the “Agreement”), and pursuant to the Agreement, ING Investments has agreed to pay ING IM an annual sub-advisory fee of 0.3825%, 0.2925%, and 0.315% as a percentage of average daily net assets of ING Emerging Markets Corporate Debt Fund, ING Emerging Markets Hard Currency Debt Fund, and ING Emerging Markets Local Currency Debt Fund, respectively (each a “Fund,” and collectively, the “Funds”). By this letter dated July 20, 2012, ING IM voluntarily waives the annual sub-advisory fee that it is entitled to receive as follows:

ING IM will waive the sub-advisory fee payable by ING Investments for a period from July 20, 2012 through August 1, 2014 (the “Wavier Period”) for each Fund, such that the new sub-advisory fee rate is 0.00% for each Fund.

ING IM acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
ING Investment Management Co. LLC

ACCEPTED AND AGREED TO: ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President